Hard Cut Vodka Inc

ANNUAL REPORT

16030 Ventura Boulevard Suite 320
Encino, CA 91436
3107172852
https://www.hardcutvodka.com/

This Annual Report is dated April 17, 2026.

BUSINESS

HARD CUT VODKA INC is a vodka brand made in the USA. The Company earns revenue by manufacturing a high-proof vodka, expertly distilled with Idaho potatoes and Rocky Mountain water. The goal is to provide a generous hard cut during the editing process, yielding a vodka that is both smooth and full of character and the perfect cut for every cocktail crafted with Hollywood perfection. There has not been any new and exciting brand since Tito's, Grey Goose or Belvedere hit the market. The company aims to sell in on and off premise locations in selected markets at first (CA and FL) and expand in other states over the years.

Previous Offerings

Equity Offering
Name of security: Common Stock
Final amount sold: $603,157.50
Number of Securities Sold: 88,951
Use of proceeds: Sales, Marketing and working capital
Date of offering: 3/16/26
Offering exemption relied upon: Regulation Crowdfunding (Reg CF)

Convertible Note Offering
Final amount sold: 1,340,994.00
Use of proceeds:Sales, Marketing, team hires and working capital
Date of offering: 2024 through 2025

Offering exemption relied upon:"Rule 506(b) of Regulation D under the Securities Act of 1933

Debt Offering
Final amount sold: $180,000
Use of proceeds: Production, team hires
Date of offering: November 2023 and April 2025
Offering exemption relied upon: Regulation D, Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $0 compared to $199,693 in fiscal year 2025.
The business started selling in March 2025
Cost of Sales
Cost of Sales for fiscal year 2024 was $0 compared to $120,605 in fiscal year 2025.
The business started selling in March 2025

Gross Margins
Gross margins for fiscal year 2024 were $0. compared to $67,337 in fiscal year 2025.
The business started selling in March 2025
Expenses
Expenses for fiscal year 2024 were $156,836 compared to $1,481,589 in fiscal year 2025.
The company started hiring a full team and started doing sales and marketing to support the launch and operations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $210,528.

Debt

Creditor: Viking AB

Amount Owed:$180,000
Interest Rate: 10%
Maturity Date: 12/31/2028
Material Rights: Prepayments allowed at any time for any amounts without any penalty.

Creditor: Dolph Lundgren
Amount Owed:$326,045
Interest Rate:10%
Maturity Date:12/31/2026
Material Rights:Prepayments allowed at any time for any amounts without any penalty

Creditor: Convertible Note Holders
Amount Owed:$1,340,994.00
Interest Rate: 12%
Maturity Date: 9/1/26 and 12/31/26
Material Rights: Automatic conversion at maturity or qualified financing ($500,000)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors: Dolph Lundgren, Craig Baumgarten, Emma Krokdal. Officers: CEO & Chairman- Dolph Lundgren, Vice president - Craig Baumgarten, Secretary - Emma Krokdal
Date of Service : September 4 2024
Past 3 years :
Dolph Lundgren, Self Employed, Actor
Emma Krokdal, Self Employed, Film Producer
 Craig Baumgarten, Employed, Bank of NY, Global Head of RCM,CRA and Compliance since 2021

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Only one shareholder over 20%

Stockholder Name Dolph Lundgren (founder)
Number of Securities Owned 510,000
Type of Security Owned Common
Percentage of Ownership 39.8%

RELATED PARTY TRANSACTIONS

Due to Related Party - As of March 31, 2026, the Company had outstanding due to related party loans amounting to $326,045 by Dolph Lundgren which were used to fund the operations.
Notes Payable - As of March 31, 2026, the Company had outstanding notes payable amounting to $180,000 by Viking Spirit AB. The balance is interest bearing at 10% per annum and
due on December 31, 2028, including all and any accrued interest thereon. The Company may at any time repay the loan amount or part thereof, together with accrued interest.

OUR SECURITIES

Equity
Name of Security Class Common
The Company has authorized 3,000,000 of common shares with a par value of $0.00001 per share. 1,000,000 shares were issued and outstanding as of December 31, 2024.
Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Convertible Note
Name of the security the note will convert into: Common
Amount Outstanding $1,340,994.00
Maturity Date 9.31.26 and 12.31.26
Interest Rate 12%
Discount Rate 20%
Valuation Cap $6,000,000
Conversion Trigger ($500,000 financing or maturity)
Description of material rights

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the Chairman of the Board of Directors of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash
and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit
worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Hard Cut Vodka Inc

By /s/ *Dolph Lundgren*

Title: CEO

By /s/ *Dolph Lundgren*

Name: Dolph Lundgren
Title: CEO

By /s/ *dolph@hardcutvodka.com*

Name: dolph@hardcutvodka.com
Title: Craig Baumgarten

By /s/ *Emma Korkdal*

Name: Emma Korkdal
Title: Secretary

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Hard Cut Vodka

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
City National Bank Checking	224,433.35
Clearing Accounts	$0.00
BeMakers	-587.27
Park Street Clearing	$17,346.22
Park Street A/P	-28,164.09
Park Street Reserve	-2,500.00
Total for Park Street Clearing	**-$13,317.87**
Park Street Pass Thru (BAR-old)	0.00
Total for Clearing Accounts	**-$13,905.14**
Total for 1000 Bank Accounts	**$210,528.21**
Total for Bank Accounts	**$210,528.21**
Accounts Receivable	
1100 Accounts Receivable	
Accounts Receivable A/R	12,821.59
Total for 1100 Accounts Receivable	**$12,821.59**
Total for Accounts Receivable	**$12,821.59**
Other Current Assets	
1200 Other Current Assets	
Due from Craig Baumgarten	0.00
Total for 1200 Other Current Assets	**$0.00**
1400 Inventory	$2,188.20
Dry Goods + Packaging	106,706.09
Finished Goods - EU	69,227.75
Finished Goods - US	98,995.67
Total for 1400 Inventory	**$277,117.71**
Inventory Asset	0.00
Prepaid Expenses	1,695.47
Total for Other Current Assets	**$278,813.18**
Total for Current Assets	**$502,162.98**
Other Assets	
1700 Intangible Assets	
Trademarks	80,000.00
Total for 1700 Intangible Assets	**$80,000.00**
Total for Other Assets	**$80,000.00**
Total for Assets	**$582,162.98**

Balance Sheet

Hard Cut Vodka

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
Accounts Payable (A/P)	17,143.55
Total for 2000 Accounts Payable	**$17,143.55**
Total for Accounts Payable	**$17,143.55**
Credit Cards	
2100 Credit Cards	
AMEX	10,476.98
Total for 2100 Credit Cards	**$10,476.98**
Total for Credit Cards	**$10,476.98**
Other Current Liabilities	
2200 Other Current Liabilities	
Due to Top Shelf	958.67
Total for 2200 Other Current Liabilities	**$958.67**
Total for Other Current Liabilities	**$958.67**
Total for Current Liabilities	**$28,579.20**
Long-term Liabilities	
2500 Long-Term Liabilities	
Convertible Notes	1,340,994.00
Promissory Note Dolph Lundgren	301,045.00
Promissory Note - Viking AB / Bjorn Nilsson	100,000.00
Promissory Note Viking Spirit AB	80,000.00
Total for 2500 Long-Term Liabilities	**$1,822,039.00**
Total for Long-term Liabilities	**$1,822,039.00**
Total for Liabilities	**$1,850,618.20**
Equity	
3000 Equity	
Initial Equity Investment	30,000.00
Start Engine Crowd Funding	301,327.52
Total for 3000 Equity	**$331,327.52**
3300 Opening Balance Equity	-2,500.00
3200 Retained Earnings	-156,836.22
Net Income	-1,440,446.52
Total for Equity	**-$1,268,455.22**
Total for Liabilities and Equity	**$582,162.98**

Profit and Loss

Hard Cut Vodka

January-December, 2025

	TOTAL
Income	
4000 Sales of Product Income	
EU Sales	2,243.37
Wholesale	197,449.32
Total for 4000 Sales of Product Income	**$199,692.69**
4500 Deductions to Income	
EU Excise Tax	-733.95
Wholesale Trade Spend	-11,017.51
Total for 4500 Deductions to Income	**-$11,751.46**
Total for Income	**$187,941.23**
Cost of Goods Sold	
5000 Cost of Goods Sold	
EU Supplies & Materials	524.24
Freight In	11,328.50
Wholesale Supplies & Materials	108,751.76
Total for 5000 Cost of Goods Sold	**$120,604.50**
Total for Cost of Goods Sold	**$120,604.50**
Gross Profit	**$67,336.73**
Expenses	
6000 Logistics & Fulfillment	
EU Freight Out	6,906.00
EU Storage	1,048.34
Freight Out	10,523.64
Freight Out Park Street	7,934.36
Park Street G&A	6,815.05
Warehouse/Fufillment Park Street	25,204.82
Warehouse/ Fulfillment	26,410.57
Total for 6000 Logistics & Fulfillment	**$84,842.78**
6500 Selling Expenses	
Incentives	162.94
Total for 6500 Selling Expenses	**$162.94**
7000 Advertising & Marketing	
Competition Entries	1,160.00
Digital & Social Media	83,321.47
Events/Trade Shows	90,767.35
Events/Trade Shows - Supplies	8,248.96
General Advertising & Marketing	61,029.05
Graphic Design	38,982.00
Park Street Advertising	761.37
Park Street Promotional	0.00

	TOTAL
Printing & Promotional	69,417.56
Product Samples	16,945.41
Total for 7000 Advertising & Marketing	**$370,633.17**
8000 General & Administrative	
Bank Charges & Fees	4,773.57
Business Meals	22,746.55
Crowdfunding Related Expenses	51,926.20
Dues & Subscriptions	31,728.15
Facility Costs	
Rent	2,823.55
Total for Facility Costs	**$2,823.55**
Insurance	$11,312.51
Park Street Insurance	500.65
Total for Insurance	**$11,813.16**
Inventory Adjustments	22,414.23
Meals & Entertainment	21,391.44
Office Supplies	2,138.28
Packaging Design	6,294.00
Park Street Brand Registration Fees	404.87
Payroll & Employee Related Costs	
Contractors	160,801.82
Recruiting	1,100.00
Salaries & Wages - Operations	12,000.00
Total for Payroll & Employee Related Costs	**$173,901.82**
Professional Services	
Accounting & Finance	44,689.41
Business Consultation	$468,729.82
Consultant Meals & Entertainment	1,187.58
Consultant Other Reimbursements	43,764.49
Consultant Travel	2,033.30
Total for Business Consultation	**$515,715.19**
Legal Fees	36,800.00
Total for Professional Services	**$597,204.60**
Taxes & Licenses	9,779.24
Travel	94,473.65
Uncategorized Expense	544.04
Total for 8000 General & Administrative	**$1,054,357.35**
Total for Expenses	**$1,509,996.24**
Net Operating Income	**-$1,442,659.51**

Profit and Loss

Hard Cut Vodka

January-December, 2025

	TOTAL
Other Income	
9000 Other Income	
CC Rewards	2,212.99
Total for 9000 Other Income	**$2,212.99**
Total for Other Income	**$2,212.99**
Net Other Income	**$2,212.99**
Net Income	**-$1,440,446.52**

Statement of Cash Flows

Hard Cut Vodka

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,440,446.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Inventory	121,445.94
Accounts Payable:Accounts Payable (A/P)	14,469.55
Accounts Receivable:Accounts Receivable A/R	-12,821.59
Credit Cards:AMEX	11,662.16
Inventory Asset	0.00
Inventory:Dry Goods + Packaging	-106,706.09
Inventory:Finished Goods - EU	-69,227.75
Inventory:Finished Goods - US	-98,995.67
Other Current Liabilities:Due to Top Shelf	958.67
Prepaid Expenses	-1,695.47
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$140,910.25**
Net cash provided by operating activities	**-$1,581,356.77**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
3300 Opening Balance Equity	-2,500.00
Equity:Initial Equity Investment	30,000.00
Equity:Start Engine Crowd Funding	301,327.52
Long-Term Liabilities:Convertible Notes	1,076,000.00
Long-Term Liabilities:Promissory Note Dolph Lundgren	50,000.00
Long-Term Liabilities:Promissory Note - Viking AB / Bjorn Nilsson	100,000.00
Net cash provided by financing activities	**$1,554,827.52**
NET CASH INCREASE FOR PERIOD	**-$26,529.25**
Cash at beginning of period	**$237,057.46**
CASH AT END OF PERIOD	**$210,528.21**

	Preferred Stock		Common stock		Additional Paid-in Capital	Member's Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	30,000	-	30,000
Net income (loss)	-	-	-	-	-	-	-	-
31-Dec-23	-	$ -	-	$ -	$ -	$ 30,000	$ -	$ 30,000
Issuance of founders stock	-	-	1,000,000	10	-	-	-	10
Conversion to C Corp	-	-	-	-	-	(30,000)	-	(30,000)
Additional Paid-in Capital	-	-	-	-	264,994	-	-	264,994
Net income (loss)	-	-	-	-	-	-	(156,836)	(156,836)
31-Dec-24	-	$ -	1,000,000	$ 10	$ 264,994	$ -	$ (156,836)	$ 108,168
Shares issued for advisors	-	-	57,000	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	1,076,000	-	-	1,076,000
Discount on convertible debt	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(1,440,447)	(1,440,447)
31-Dec-25	-	$ -	1,057,000	$ 10	$ 1,340,994	$ -	$ (1,597,283)	$ (256,279)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

HARD CUT VODKA INC was formed on [September 4 2024] ("Inception") in the State of Delaware   The financial statements of HARD CUT VODKA INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Encino CA

HARD CUT VODKA INC is a vodka brand made in the USA. The Company earns revenue by manufacturing a high-proof vodka, expertly distilled with Idaho potatoes and Rocky Mountain water. The goal is to provide a generous hard cut during the editing process, yielding a vodka that is both smooth and full of character and the perfect cut for every cocktail crafted with Hollywood perfection. The company aims to sell in on and off premise locations in selected markets at first (CA and FL) and expand in other states over the years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of vodka cases when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company's liabilities pertain to due to related party loans, accrued interest expense and notes payable. Due to Related Party - As of December 31, 2024 and December 31, 2025, the Company had outstanding due to related party loans amounting to $251,045 and $301,045 respectively which were used to fund the operations. The balance is non-interest bearing and due on demand.

Notes Payable - As of December 31, 2024 and December 31, 2025, the Company had outstanding notes payable amounting to $80,000 which pertains to the US registered Trademark "Hard Cut" which was assigned to the Company in November 2023 by Viking Spirit AB and an additional $100,000 in April 2025. The balance is interest bearing at 10% per annum and due on December 31, 2028, including all and any accrued interest thereon. The Company may at any time repay the loan amount or part thereof, together with accrued interest.

Convertible Notes - As of December 31,2025, the Company has outstanding convertible notes payable amounting to $1,340,994.00 with a maturity and conversion date of 9/31/2026.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 3,000,000 shares of our common stock with par value of $0.00001. 1,000,000 shares were issued and outstanding as of December 31, 2024. An additional 57,000 shares were issued and outstanding as of December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2025, an additional $60,000 was loaned by the Founder to the Company increasing the balance from $251,045 to $301,045.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 28, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

I, DOLPH LUNDGREN (Print Name), the CEO of HARD CUT VODKA INC, hereby certify that the financial statements of HARD CUT VODKA INC and notes thereto for the periods ending 12/31/2024 and 12/31/2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

HARD CUT VODKA INC has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___ April 8 2026_ (Date of Execution).

_____ (Signature)

CEO   (Title)

_____April 8 2026_____ (Date)